Dreyfus
100% U.S. Treasury
Money Market Fund

ANNUAL REPORT December 31, 2006



Dreyfus
A Mellon Financial Company℠

The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Contents

THE FUND

FOR MORE INFORMATION

The Fund



A LETTER FROM THE CEO

Dear Shareholder:

We are pleased to present this annual report for Dreyfus 100% U.S. Treasury Money Market Fund, covering the 12-month period from January 1, 2006, through December 31, 2006.

2006 proved to be a good time for the financial markets, with rallies in the second half of the year helping stocks, bonds and money market instruments achieve positive absolute returns. A number of factors contributed to the markets' gains, including a more moderate economic expansion, strong business conditions, subdued inflation, stabilizing interest rates and robust investor demand for most asset classes.

In our analysis, 2006 provided an excellent reminder of the need for a long-term investment perspective. Adopting too short a time frame proved costly for some investors last year, as reducing allocations to stocks and bonds generally meant missing subsequent rallies. Indeed, history shows that reacting to near-term developments with extreme shifts in strategy rarely is the right decision. We believe that a better course is to set a portfolio mix to meet future goals, while attempting to ignore short term market fluctuations. Money market funds have continued to play an important role in that mix.

For information about how the fund performed during the reporting period, as well as market perspectives, we have provided a Discussion of Fund Performance given by the fund's portfolio manager.

Thank you for your continued confidence and support. We wish you good health and prosperity in 2007.

Sincerely,

Thomas F. Eggers
Chief Executive Officer
The Dreyfus Corporation
January 16, 2007



DISCUSSION OF FUND PERFORMANCE

Bernard W. Kiernan, Jr., Senior Portfolio Manager

How did Dreyfus 100% U.S. Treasury Money Market Fund perform during the period?

During the 12-month period ended December 31, 2006, the fund produced a yield of 4.00%. Taking into account the effects of compounding, the fund also provided an effective yield of 4.08% for the same period.[1]

What is the fund's investment approach?

The fund seeks as high a level of current income as is consistent with the preservation of capital and the maintenance of liquidity. To pursue this goal, the fund invests only in U.S. Treasury securities.

What other factors influenced the fund's performance?

The fund's returns in 2006 were mainly influenced by changing economic conditions. The U.S. economy expanded at a robust 5.6% annualized rate in the first quarter of the year. A low unemployment rate and strong measures of consumer confidence began to rekindle investors' inflation concerns and, despite increases in short-term interest rates by the Federal Reserve Board (the "Fed") in January and March, the U.S. Treasury securities yield curve steepened.

In May, investors' economic concerns intensified when hawkish comments from members of the Fed sparked sharp declines in longer-term U.S. Treasury security prices. In addition, the unemployment rate declined further, stoking renewed fears that wage inflation might accelerate. Hence, investors revised upward their inflation and interest-rate expectations, and they widely expected the Fed's rate hike in May to 5%. Although investors also anticipated the Fed's June 29 rate hike to 5.25%, the outlook for future action became cloudier amid worries that the Fed might become too aggressive, possibly triggering a recession.

Investors' concerns were compounded when it later was announced that U.S. GDP expanded at a more moderate 2.6% annualized rate during the second quarter. Indeed, the U.S. economy appeared to slow further over the summer, when housing markets softened and employment gains moderated. The Fed cited a slower economy and the likelihood of more moderate inflation when it left short-term interest rates unchanged at 5.25% at its meeting on August 8, the first pause after more than two years of steady rate hikes.

The Fed again left overnight interest rates unchanged in September. While core inflation data remained elevated, the Fed reiterated that it expected those pressures to moderate as the economy slowed. In fact, oil prices tumbled to around $60 per barrel, helping to put a lid on one of the main drivers of the market's inflation fears. At the same time, another decline in the unemployment rate helped to reassure investors that the economy probably was headed for a soft landing.

As was widely expected, the Fed continued to hold overnight interest rates steady at its meeting in late October. Still, Fed members indicated that the risk of higher inflation was greater than the risk of a pronounced economic downturn, and further policy firming might be needed if inflation remains above the Fed's comfort zone.

The Fed's concerns appeared to be warranted when an employment report released in December showed healthy employment gains and an unemployment rate of just 4.5%. However, other economic data — including declines in consumer confidence and orders for durable goods — suggested that the economy continued to slow, but at a gradual pace that appeared to hold little risk of recession.

Over the first half of the reporting period, as short-term interest rates rose, we maintained the fund's weighted average maturity in a range we considered shorter than industry averages. After the Fed paused in its tightening campaign in August, we increased the fund's weighted average maturity to the neutral range. However, with yield differences along the money market yield curve near historically narrow levels, it has made little sense to us to establish an even longer maturity position.

What is the fund's current strategy?

Fed members may be comfortable with interest rates for now, but they stand ready to change monetary policy as conditions warrant. Therefore, after a multi-year period in which Fed actions were predictable, we have entered a more uncertain time, in which every piece of economic data is likely to be scrutinized by analysts for its possible impact on monetary policy. Current economic data suggest to us that the U.S. economy remains sound and inflationary pressures are moderating, which may allow the Fed to remain on hold for some time. However, new economic data could paint a different picture, making a relatively cautious investment posture prudent in our judgment.

January 16, 2007

An investment in the fund is not insured or guaranteed by the FDIC or any other government agency. Although the fund seeks to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in the fund.

[1] *Effective yield is based upon dividends declared daily and reinvested monthly. Past performance is no guarantee of future results. Yields fluctuate.*

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus 100% U.S. Treasury Money Market Fund from July 1, 2006 to December 31, 2006. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment
assuming actual returns for the six months ended December 31, 2006

Expenses paid per $1,000†	$ 3.52
Ending value (after expenses)	$1,021.60

COMPARING YOUR FUND'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment
assuming a hypothetical 5% annualized return for the six months ended December 31, 2006

Expenses paid per $1,000†	$ 3.52
Ending value (after expenses)	$1,021.73

† Expenses are equal to the fund's annualized expense ratio of .69%, multiplied by the average account value over the period, multiplied by 184/365 (to reflect the one-half year period).

STATEMENT OF INVESTMENTS

December 31, 2006

U.S. Treasury Bills−99.8%	Annualized Yield on Date of Purchase (%)	Principal Amount ($)	Value ($)
1/25/07	4.70	106,600,000	106,267,491
2/15/07	4.82	842,000	836,959
3/1/07	4.94	89,153,000	88,443,223
3/8/07	4.85	102,800,000	101,895,206
3/15/07	5.01	69,000,000	68,316,679
3/22/07	5.05	50,000,000	49,452,778
5/10/07	5.07	36,000,000	35,361,450
5/31/07	5.01	54,000,000	52,899,750
6/7/07	4.96	60,000,000	58,733,533
Total Investments (cost $562,207,069)	**99.8%**		**562,207,069**
Cash and Receivables (Net)	**.2%**		**921,196**
Net Assets	**100.0%**		**563,128,265**

Portfolio Summary (Unaudited)†

	Value (%)
U.S. Treasury Bills	**99.8**

† *Based on net assets.*
See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

December 31, 2006

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments	562,207,069	562,207,069
Cash		1,411,195
Prepaid expenses		18,855
		563,637,119
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 2(b)		290,115
Payable for shares of Beneficial Interest redeemed		19,146
Accrued expenses		199,593
		508,854
Net Assets ($)		**563,128,265**
Composition of Net Assets ($):		
Paid-in capital		563,074,814
Accumulated undistributed net investment income–net		132,018
Accumulated net realized gain (loss) on investments		(78,567)
Net Assets ($)		**563,128,265**
Shares Outstanding		
(unlimited number of $.001 par value shares of Beneficial Interest authorized)		562,786,260
Net Asset Value, offering and redemption price per share ($)		**1.00**

See notes to financial statements.

STATEMENT OF OPERATIONS

Year Ended December 31, 2006

Investment Income ($):	
Interest Income	**26,978,633**
Expenses:	
Management fee–Note 2(a)	2,870,904
Shareholder servicing costs–Note 2(b)	836,913
Registration fees	31,570
Custodian fees	48,607
Professional fees	62,865
Prospectus and shareholders' reports	26,882
Trustees' fees and expenses–Note 2(c)	113,258
Miscellaneous	18,784
Total Expenses	**4,009,783**
Less–reduction in custody fees due to earnings credits–Note 1(b)	(3,927)
Net Expenses	**4,005,856**
Investment Income–Net	**22,972,777**
Net Realized Gain (Loss) on Investments–Note 1(b) ($)	**(50,239)**
Net Increase in Net Assets Resulting from Operations	**22,922,538**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

| | Year Ended December 31, | |
	2006	2005
Operations ($):		
Investment income–net	22,972,777	14,097,502
Net realized gain (loss) on investments	(50,239)	7,243
Net Increase (Decrease) in Net Assets Resulting from Operations	**22,922,538**	**14,104,745**
Dividends to Shareholders from ($):		
Investment income–net	**(22,892,057)**	**(14,046,204)**
Beneficial Interest Transactions ($1.00 per share):		
Net proceeds from shares sold	343,619,028	405,951,499
Dividends reinvested	22,086,068	13,483,764
Cost of shares redeemed	(394,609,696)	(494,983,135)
Increase (Decrease) in Net Assets from Beneficial Interest Transactions	**(28,904,600)**	**(75,547,872)**
Total Increase (Decrease) in Net Assets	**(28,874,119)**	**(75,489,331)**
Net Assets ($):		
Beginning of Period	592,002,384	667,491,715
End of Period	**563,128,265**	**592,002,384**
Undistributed investment income–net	132,018	51,298

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following table describes the performance for the fiscal periods indicated. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

	Year Ended December 31,				
	2006	2005	2004	2003	2002
Per Share Data ($):					
Net asset value, beginning of period	1.00	1.00	1.00	1.00	1.00
Investment Operations:					
Investment income−net	.040	.023	.006	.005	.012
Distributions:					
Dividends from investment income−net	(.040)	(.023)	(.006)	(.005)	(.012)
Net asset value, end of period	1.00	1.00	1.00	1.00	1.00
Total Return (%)	4.07	2.28	.57	.46	1.24
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	.70	.68	.69	.67	.66
Ratio of net expenses to average net assets	.70	.68	.69	.67	.66
Ratio of net investment income to average net assets	4.00	2.24	.55	.47	1.23
Net Assets, end of period ($ x 1,000)	563,128	592,002	667,492	800,550	921,513

See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus 100% U.S. Treasury Money Market Fund (the "fund") is registered under the Investment Company Act of 1940, as amended (the "Act"), as a diversified open-end management investment company. The fund's investment objective is to provide investors with as high a level of current income as is consistent with the preservation of capital and the maintenance of liquidity. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial"). Dreyfus Service Corporation (the "Distributor") a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares, which are sold to the public without a sales charge.

On December 4, 2006, Mellon Financial and The Bank of New York Company, Inc. announced that they had entered into a definitive agreement to merge. The new company will be called The Bank of New York Mellon Corporation. As part of this transaction, Dreyfus would become a wholly-owned subsidiary of The Bank of New York Mellon Corporation. The transaction is subject to certain regulatory approvals and the approval of The Bank of New York Company, Inc.'s and Mellon Financial's shareholders, as well as other customary conditions to closing. Subject to such approvals and the satisfaction of the other conditions, Mellon Financial and The Bank of New York Company, Inc. expect the transaction to be completed in the third quarter of 2007.

It is the fund's policy to maintain a continuous net asset value per share of $1.00; the fund has adopted certain investment, portfolio valuation and dividend and distribution policies to enable it to do so. There is no assurance, however, that the fund will be able to maintain a stable net asset value per share of $1.00.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use

of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The funds's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities are valued at amortized cost in accordance with Rule 2a-7 of the Act, which has been determined by the Board of Trustees to represent the fair value of the fund's investments.

On September 20, 2006, the Financial Accounting Standards Board (FASB) released Statement of Financial Accounting Standards No. 157 "Fair Value Measurements" ("FAS 157"). FAS 157 establishes an authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair-value measurements. The application of FAS 157 is required for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. Management does not believe that the application of this standard will have a material impact on the financial statements of the fund.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Interest income, adjusted for accretion of discount and amortization of premium on investments, is earned from settlement date and recognized on the accrual basis. Cost of investments represents amortized cost.

The fund has an arrangement with the custodian bank whereby the fund receives earnings credits from the custodian when positive cash balances are maintained, which are used to offset custody fees. For

financial reporting purposes, the fund includes net earnings credits as an expense offset in the Statement of Operations.

(c) Dividends to shareholders: It is the policy of the fund to declare dividends daily from investment income-net. Such dividends are paid monthly. Dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carry-overs, it is the policy of the fund not to distribute such gain.

On January 2, 2007, the portfolio declared a cash dividend of approximately $.0003 per share from undistributed investment income-net which includes investment income-net for Saturday December 30, 2006 and Sunday December 31, 2006.

(d) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

On July 13, 2006, the FASB released FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes" (FIN 48). FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the fund's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year. Adoption of FIN 48 is required for fiscal years beginning after December 15, 2006 and is to be applied to all open tax years as of the effective date. Management does not believe that the application of this standard will have a material impact on the financial statements of the fund.

At December 31, 2006, the components of accumulated earnings on a tax basis were substantially the same for financial reporting purposes.

The accumulated capital loss carryover of $78,567 is available to be applied against future net securities profits, if any, realized subsequent to December 31, 2006. If not applied, $15,406 of the carryover expires in fiscal 2007, $588 expires in fiscal 2010, $12,334 expires in fiscal 2011 and $50,239 expires in fiscal 2014.

The tax character of distributions paid to shareholders during the fiscal periods ended December 31, 2006 and December 31, 2005, were all ordinary income.

At December 31, 2006, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

NOTE 2—Management Fee and Other Transactions With Affiliates:

(a) Pursuant to a management agreement with the Manager, the management fee is computed at the annual rate of .50% of the value of the fund's average daily net assets and is payable monthly.

(b) Under the Shareholder Services Plan, the fund reimburses the Distributor an amount not to exceed an annual rate of .25% of the value of the fund's average daily net assets for certain allocated expenses of providing personal services and/or maintaining shareholder accounts. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the fund and providing reports and other information, and services related to the maintenance of shareholder accounts. During the period ended December 31, 2006, the fund was charged $502,868 pursuant to the Shareholder Services Plan.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund.

During the period ended December 31, 2006, the portfolio was charged $219,985 pursuant to the transfer agency agreement.

During the period ended December 31, 2006, the fund was charged $4,204 for services performed by the Chief Compliance Officer.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consist of: management fees $240,071, shareholder services plan fees $6,000, chief compliance officer fees $2,044 and transfer agency per account fees $42,000.

(c) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Shareholders and Board of Trustees
Dreyfus 100% U.S. Treasury Money Market Fund

We have audited the accompanying statement of assets and liabilities of Dreyfus 100% U.S. Treasury Money Market Fund, including the statement of investments, as of December 31, 2006, and the related statement of operations for the year then ended, the statement of changes in net assets for each of the two years in the period then ended, and financial highlights for each of the years indicated therein. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. We were not engaged to perform an audit of the Fund's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Fund's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and financial highlights, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of December 31, 2005, by correspondence with the custodian. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Dreyfus 100% U.S. Treasury Money Market Fund at December 31, 2006, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended, and the financial highlights for each of the indicated years, in conformity with U.S. generally accepted accounting principles.

Ernst + Young LLP

New York, New York
February 15, 2007

IMPORTANT TAX INFORMATION (Unaudited)

For federal tax purposes the fund hereby designates 100% of the ordinary dividends paid during the fiscal year ended December 31, 2006 as qualifying interest related dividends. For State individual income tax purposes, the fund hereby designates 100% of the ordinary income dividends paid during its fiscal year ended December 31, 2006 as attributable to interest income from direct obligations of the United States. Such dividends are currently exempt from taxation for individual income tax purposes in most states, including New York, California and the District of Columbia.

BOARD MEMBERS INFORMATION (Unaudited)

Lynn Martin (67)
Board Member (1993)

Principal Occupation During Past 5 Years:
• Advisor to the international accounting firm of Deloitte & Touche, LLP and Chair to its Council for the Advancement of Women from March 1993-September 2005
• Advisor to Ameritech (11/05 to present)

Other Board Memberships and Affiliations:
• SBC Communications, Inc., Director
• AT&T Inc., Director
• Ryder System, Inc., a supply chain and transportation management company, Director
• The Proctor & Gamble Co., a consumer products company, Director
• Constellation Energy Group, Director
• Chicago Council on Foreign Relations

No. of Portfolios for which Board Member Serves: 9

—————————

Daniel Rose (77)
Board Member (1992)

Principal Occupation During Past 5 Years:
• Chairman and Chief Executive Officer of Rose Associates, Inc., a New York based real estate development and management firm

Other Board Memberships and Affiliations:
• Baltic-American Enterprise Fund, Vice Chairman and Director
• Harlem Educational Activities Fund, Inc., Chairman
• Housing Committee of the Real Estate Board of New York, Inc., Director

No. of Portfolios for which Board Member Serves: 41

—————————

Philip L. Toia (73)
Board Member (1997)

Principal Occupation During Past 5 Years:
• Retired

No. of Portfolios for which Board Member Serves: 9

Sander Vanocur (78)
Board Member (1992)

Principal Occupation During Past 5 Years:
• President, Old Owl Communications

No. of Portfolios for which Board Member Serves: 41

———————

Anne Wexler (76)
Board Member (1994)

Principal Occupation During Past 5 Years:
• Chairman of the Wexler & Walker Public Policy Associates, consultants specializing in government relations and public affairs

Other Board Memberships and Affiliations:
• Wilshire Mutual Funds (5 funds), Director
• Methanex Corporation, a methanol producing company, Director
• Member of the Council of Foreign Relations
• Member of the National Park Foundation

No. of Portfolios for which Board Member Serves: 57

———————

Once elected all Board Members serve for an indefinite term, but achieve Emeritus status upon reaching age 80. The address of the Board Members and Officers is in c/o The Dreyfus Corporation, 200 Park Avenue, New York, New York 10166. Additional information about the Board Members is available in the fund's Statement of Additional Information which can be obtained from Dreyfus free of charge by calling this toll free number: 1-800-554-4611.

OFFICERS OF THE FUND (Unaudited)

J. DAVID OFFICER, President since December 2006.

Chief Operating Officer, Vice Chairman and a director of the Manager, and an officer of 90 investment companies (comprised of 190 portfolios) managed by the Manager. He is 58 years old and has been an employee of the Manager since April 1, 1998.

MARK N. JACOBS, Vice President since March 2000.

Executive Vice President, Secretary and General Counsel of the Manager, and an officer of 91 investment companies (comprised of 206 portfolios) managed by the Manager. He is 60 years old and has been an employee of the Manager since June 1977.

MICHAEL A. ROSENBERG, Vice President and Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 206 portfolios) managed by the Manager. He is 46 years old and has been an employee of the Manager since October 1991.

JAMES BITETTO, Vice President and Assistant Secretary since August 2005.

Associate General Counsel and Assistant Secretary of the Manager, and an officer of 91 investment companies (comprised of 206 portfolios) managed by the Manager. He is 40 years old and has been an employee of the Manager since December 1996.

JONI LACKS CHARATAN, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 206 portfolios) managed by the Manager. She is 51 years old and has been an employee of the Manager since October 1988.

JOSEPH M. CHIOFFI, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 206 portfolios) managed by the Manager. He is 45 years old and has been an employee of the Manager since June 2000.

JANETTE E. FARRAGHER, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 206 portfolios) managed by the Manager. She is 44 years old and has been an employee of the Manager since February 1984.

JOHN B. HAMMALIAN, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 206 portfolios) managed by the Manager. He is 43 years old and has been an employee of the Manager since February 1991.

ROBERT R. MULLERY, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 206 portfolios) managed by the Manager. He is 54 years old and has been an employee of the Manager since May 1986.

JEFF PRUSNOFSKY, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 206 portfolios) managed by the Manager. He is 41 years old and has been an employee of the Manager since October 1990.

JAMES WINDELS, Treasurer since November 2001.

Director – Mutual Fund Accounting of the Manager, and an officer of 91 investment companies (comprised of 206 portfolios) managed by the Manager. He is 48 years old and has been an employee of the Manager since April 1985.

ERIK D. NAVILOFF, Assistant Treasurer since December 2002.

Senior Accounting Manager – Taxable Fixed Income Funds of the Manager, and an officer of 91 investment companies (comprised of 206 portfolios) managed by the Manager. He is 38 years old and has been an employee of the Manager since November 1992.

ROBERT ROBOL, Assistant Treasurer since August 2005.

Senior Accounting Manager – Money Market and Municipal Bond Funds of the Manager, and an officer of 91 investment companies (comprised of 206 portfolios) managed by the Manager. He is 42 years old and has been an employee of the Manager since October 1988.

ROBERT SVAGNA, Assistant Treasurer since December 2002.

Senior Accounting Manager – Equity Funds of the Manager, and an officer of 91 investment companies (comprised of 206 portfolios) managed by the Manager. He is 39 years old and has been an employee of the Manager since November 1990.

GAVIN C. REILLY, Assistant Treasurer since December 2005.

Tax Manager of the Investment Accounting and Support Department of the Manager, and an officer of 91 investment companies (comprised of 206 portfolios) managed by the Manager. He is 38 years old and has been an employee of the Manager since April 1991.

JOSEPH W. CONNOLLY, Chief Compliance Officer since October 2004.

Chief Compliance Officer of the Manager and The Dreyfus Family of Funds (91 investment companies, comprised of 206 portfolios). From November 2001 through March 2004, Mr. Connolly was first Vice-President, Mutual Fund Servicing for Mellon Global Securities Services. In that capacity, Mr. Connolly was responsible for managing Mellon's Custody, Fund Accounting and Fund Administration services to third-party mutual fund clients. He is 49 years old and has served in various capacities with the Manager since 1980, including manager of the firm's Fund Accounting Department from 1997 through October 2001.

WILLIAM GERMENIS, Anti-Money Laundering Compliance Officer since September 2002.

Vice President and Anti-Money Laundering Compliance Officer of the Distributor, and the Anti-Money Laundering Compliance Officer of 87 investment companies (comprised of 202 portfolios) managed by the Manager. He is 36 years old and has been an employee of the Distributor since October 1998.

NOTES

For More Information

**Dreyfus
100% U.S. Treasury
Money Market Fund**
200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

The Bank of New York
One Wall Street
New York, NY 10286

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

Telephone 1-800-645-6561

Mail The Dreyfus Family of Funds, 144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

E-mail Send your request to info@dreyfus.com

Internet Information can be viewed online or downloaded at: http://www.dreyfus.com

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-202-551-8090.

Information regarding how the fund voted proxies relating to portfolio securities for the 12-month period ended June 30, 2006, is available on the SEC's website at http://www.sec.gov and without charge, upon request, by calling 1-800-645-6561.



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